SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Hyatt Hotels Corporation

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

448579102

(CUSIP Number)

November 4, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, not individually, but solely as co-trustees of the Pritzker Family U.S. Situs Trusts (as defined below)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0
(6) Shared Voting Power 119,127,970[1]

[1]

Represents shares of the Issuer’s Class A common stock, par value $0.01 per share (“Class A Common Stock”), issuable upon conversion of 119,127,970 shares of the Issuer’s Class B common stock, par value $0.01 per share (“Class B Common Stock”), held by the U.S. situs trusts set forth on Appendix A hereto for the benefit of certain lineal descendants of Nicholas J. Pritzker, deceased, and by various entities set forth on Appendix A hereto owned, directly or indirectly, by such U.S. situs trusts (the “Pritzker Family U.S. Situs Trusts”). Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, not individually, but solely in their capacities as co-trustees, serve as a co-trustees of each of the Pritzker Family U.S. Situs Trusts and have shared voting and investment power over these shares. The Pritzker Family U.S. Situs Trusts are parties to that certain Amended and Restated Global Hyatt Agreement, dated as of October 1, 2009, among the adult beneficiaries of the Pritzker Family U.S. Situs Trusts and the co-trustees of the Pritzker Family U.S. Situs Trusts (as amended from time to time, the “Amended and Restated Global Hyatt Agreement”). In addition, certain of the Pritzker Family U.S. Situs Trusts are parties to that certain Amended and Restated Agreement Relating to Stock, dated as of October 26, 2009, among certain of the adult beneficiaries of the Pritzker Family U.S. Situs Trusts and the co-trustees of such Pritzker Family U.S. Situs Trusts (as amended from time to time, the “Amended and Restated Agreement Relating to Stock”). As described in this Schedule 13G, the Amended and Restated Global Hyatt Agreement and the Amended and Restated Agreement Related to Stock, together with the Amended and Restated Foreign Global Hyatt Agreement, provide for certain voting agreements and limitations on the sale of shares of Class A Common Stock and Class B Common Stock. Excludes shares held by LaSalle Trust No. 35, which is not party to the Amended and Restated Global Hyatt Agreement or the Amended and Restated Agreement Relating to Stock. Excludes shares held by IHE, INC. and its subsidiaries, as to which Thomas J. Pritkzer, Marshall E. Eisenberg and Karl J. Breyer disclaim beneficial ownership.

As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 119,127,970[1]
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 119,127,970[1]
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
(11)	Percent of Class Represented by Amount in Row (9) 70.9%[2]
(12)	Type of Reporting Person (See Instructions) OO

[2]

The percentage is calculated based upon 34,407 shares of Class A Common Stock and 168,005,588 shares of Class B Common Stock outstanding as of November 4, 2009, as reported in the Issuer’s registration statement on Form S-1 under the Securities Act of 1933, as amended, filed with the Securities and Exchange Commission (the “Commission”) on August 5, 2009 (Registration No. 333-161068) (as so filed and amended, the “Registration Statement”), and preliminary prospectus dated October 30, 2009 filed with the Commission in pre-effective Amendment No. 5 to the Registration Statement (the “Preliminary Prospectus”). With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A common stock is entitled to one vote per share and each holder of Class B common stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Pritzker Family U.S. Situs Trusts represent 70.9% of the total voting power as of November 4, 2009.

(1)	Names of Reporting Persons IHE, INC.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 0
	(6)	Shared Voting Power 23,765,141[3]
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power

[3]

Represents shares of Class A Common Stock issuable upon conversion of (i) 5,882,470 shares of Class B Common Stock held by IHE, INC., (ii) 5,960,890 shares of Class B Common Stock held by WW HOTELS, INC., (iii) 5,960,890 shares of Class B Common Stock held by Luxury Lodging, Inc. and (iv) 5,960,891 shares of Class B Common Stock held by Hospitality Hotels, Inc. Each of WW HOTELS, INC., Luxury Lodging, Inc. and Hospitality Hotels, Inc. is a wholly-owned subsidiary of IHE, INC. IHE, INC. has voting and investment power with respect to the shares of Class B Common Stock owned by IHE, INC. and its subsidiaries. Non-U.S. situs trusts for the benefit of certain lineal descendants of Nicholas J. Pritzker, deceased, and their immediate family members (the “Non-U.S. Situs Trusts”), directly and indirectly own substantially all of the outstanding stock of IHE, INC. CIBC Trust Company (Bahamas) Limited (“CIBC”) is the sole trustee of such trusts. IHE, INC. and its subsidiaries are parties to that certain Amended and Restated Foreign Global Hyatt Agreement, dated as of October 1, 2009, among the adult beneficiaries of the Non-U.S. Situs Trusts, CIBC Trust Company (Bahamas) Limited, as trustee of the Non-U.S. Situs Trusts, IHE, INC. and its subsidiaries (as amended from time to time, the “Amended and Restated Foreign Global Hyatt Agreement”). As described in this Schedule 13G, the Amended and Restated Foreign Global Hyatt Agreement, together with the Amended and Restated Global Hyatt Agreement and the Amended and Restated Agreement Relating to Stock, provides for certain voting agreements and limitations on the sale of shares of Class A Common Stock and Class B Common Stock. Excludes shares held by any of the Pritzker Family U.S. Situs Trusts, as to which IHE, INC. disclaims beneficial ownership.

As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

23,765,141[3]

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 23,765,141[3]
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
(11)	Percent of Class Represented by Amount in Row (9) 14.1%[4]
(12)	Type of Reporting Person (See Instructions) CO

[4]

The percentage is based upon 34,407 shares of Class A Common Stock and 168,005,588 shares of Class B Common Stock as of November 4, 2009 as reported in the Issuer’s Registration Statement and the Preliminary Prospectus. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A common stock is entitled to one vote per share and each holder of Class B common stock is entitled to ten votes per share. The shares of Class B Common Stock owned by IHE, INC. and its subsidiaries represent 14.1% of the total voting power as of November 4, 2009.

Item 1	(a).	Name of Issuer

Hyatt Hotels Corporation

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

71 South Wacker Drive, 12th Floor Chicago, IL 60606

Item 2	(a)-(c).	Name, Principal Business Office and Citizenship of Filing Persons:

(i)     Karl J. Breyer, Marshall E. Eisenberg and Thomas J. Pritzker, not individually, but solely as co-trustees of the Pritzker Family U.S. Situs Trusts

71 South Wacker Drive, 46th Floor

Chicago, IL 60606

Citizenship: United States Citizens

(ii) IHE, INC. c/o CIBC Trust Company (Bahamas) Limited Goodman’s Bay Corporate Centre West Bay Street P.O. N-3933 Nassau, Bahamas Citizenship: Bahamian International Business Company

Item 2	(d).	Title of Class of Securities:

Class A Common Stock, $0.01 par value per share

Item 2	(e).	CUSIP Number:

448579102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The information in items 1 and 5 through 11 on the cover pages (pp. 1-4) of this Schedule 13G, as well as Appendix A attached to this Schedule 13G, is incorporated herein by reference.

Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, not individually, but solely in their capacity as co-trustees of the Pritzker Family U.S. Situs Trusts, and the adult beneficiaries of the Pritzker Family U.S. Situs Trusts, have entered into the Amended and Restated Global Hyatt Agreement pursuant to which they have agreed to, among other things, certain voting agreements and limitations on the sale of shares of the Class A Common Stock and Class B Common Stock. Additionally, the adult beneficiaries of the Non-U.S. Situs Trusts have entered into the Amended and Restated Foreign Global Hyatt Agreement pursuant to which they have agreed to, among other things, certain voting agreements and limitations on the sale of shares of the Class A Common Stock and Class B Common Stock. The adult beneficiaries have informed CIBC, in its capacity as trustee of the Non-U.S. Situs Trusts, and the directors of IHE, INC. and its subsidiaries, of their agreement and expressed their desire that the trustee and the directors of IHE, INC. and its subsidiaries act in accordance with the provisions of the Amended and Restated Foreign Global Hyatt Agreement. CIBC, as trustee of the Non-U.S. Situs Trusts, IHE, INC. and its subsidiaries have also joined the Amended and Restated Foreign Global Hyatt Agreement.

In addition to the Amended and Restated Global Hyatt Agreement, Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, not individually, but solely in their capacity as co-trustees of the Pritzker Family U.S. Situs Trusts for the benefit of Thomas J. Pritzker, Penny Pritzker and Gigi Pritzker Pucker and their lineal descendants, that own, directly or indirectly, shares of the Issuer’s common stock, and Thomas J. Pritzker, Penny Pritzker and Gigi Pritzker Pucker and their respective adult lineal descendants have entered into an Amended and Restated Agreement Relating to Stock whereby such parties have agreed to further restrict their ability to transfer shares of the Class A Common Stock and Class B Common Stock.

The Pritzker Family U.S. Situs Trusts and IHE, INC. may be deemed to constitute a group with respect to the Class A Common Stock (the “Pritzker family group”) because they are parties to the Amended and Restated Global Hyatt Agreement, the Amended and Restated Foreign Global Hyatt Agreement and/or the Amended and Restated Agreement Relating to Stock. The Pritzker family group may be deemed to have beneficial ownership of all of the shares beneficially owned by the Pritzker Family U.S. Situs Trusts and IHE, INC. This represents, in the aggregate, 142,893,111 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock held by the Pritzker Family U.S. Situs Trusts and IHE, INC., which constitutes approximately 85.0% of the outstanding Class A Common Stock, based upon 34,407 shares of Class A Common Stock and 168,005,588 shares of Class B Common Stock outstanding as of November 4, 2009 as reported in the Issuer’s Registration Statement and the Preliminary Prospectus. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A common stock is entitled to one vote per share and each holder of Class B common stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Pritzker Family U.S. Situs Trusts and IHE, INC. represent 85.1% of the total voting power as of November 4, 2009.

For more information regarding the Amended and Restated Global Hyatt Agreement, the Amended and Restated Foreign Global Hyatt Agreement and the Amended and Restated Agreement Relating to Stock, see “Stockholder Agreements” in the Registration Statement and Exhibits 99.1, 99.2 and 99.3 to the Registration Statement.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

The information in items 1 and 5 through 11 on the cover pages (pp. 1-4) of this Schedule 13G, as well as Appendix A attached to this Schedule 13G, is incorporated herein by reference.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 4, 2009

/S/ THOMAS J. PRITZKER
Thomas J. Pritzker,
not individually, but solely as co-trustee of the Pritzker Family U.S. Situs Trusts

/S/ MARSHALL E. EISENBERG
Marshall E. Eisenberg,
not individually, but solely as co-trustee of the Pritzker Family U.S. Situs Trusts

/S/ KARL J. BREYER
Karl J. Breyer,
not individually, but solely as co-trustee of the Pritzker Family U.S. Situs Trusts

IHE, INC.

By:	Corporate Associates Limited, as director

	By:	/S/ SCHEVON MILLER
	Name:	Schevon Miller
	Title:	Director

Appendix A

Pritzker Family U.S. Situs Trusts

Name of Trust	Jurisd. of Org.
N.F.P. QSST Trust # 21	Illinois
LaSalle Trust #13	Illinois
LaSalle Trust #14	Illinois
LaSalle Trust #15	Illinois
LaSalle Trust #17	Illinois
LaSalle Trust #18	Illinois
LaSalle Trust #19	Illinois
LaSalle Trust #27	Illinois
LaSalle Trust #41	Illinois
LaSalle Trust #42	Illinois
LaSalle Trust #43	Illinois
LaSalle Trust #44	Illinois
LaSalle Trust #45	Illinois
LaSalle Trust #46	Illinois
LaSalle Trust #47	Illinois
LaSalle Trust #48	Illinois
LaSalle Trust #49	Illinois
LaSalle Trust #50	Illinois
LaSalle Trust #51	Illinois
LaSalle Trust #52	Illinois
LaSalle Trust #53	Illinois
LaSalle Trust #54	Illinois
LaSalle Trust #55	Illinois
LaSalle Trust #56	Illinois
LaSalle Trust #57	Illinois
LaSalle Trust #58	Illinois
LaSalle Trust #59	Illinois
LaSalle Trust #60	Illinois
LaSalle Trust #61	Illinois
LaSalle Trust #62	Illinois
LaSalle Trust #63	Illinois
LaSalle Trust #64	Illinois
LaSalle G.C. Trust #2	Illinois
LaSalle G.C. Trust #3	Illinois
LaSalle G.C. Trust #4	Illinois
LaSalle G.C. Trust #5	Illinois
LaSalle G.C. Trust #6	Illinois
LaSalle G.C. Trust #7	Illinois
LaSalle G.C. Trust #8	Illinois
LaSalle G.C. Trust #9	Illinois
LaSalle G.C. Trust #10	Illinois
LaSalle G.C. Trust #11	Illinois
Don Trust #25	N/A
F.L.P. Trust #10	Illinois
F.L.P. Trust #11	Illinois
F.L.P. Trust #12	Illinois
F.L.P. Trust #13	Illinois
F.L.P. Trust #14	Illinois
F.L.P. Trust #15	Illinois
F.L.P. Trust #16	Illinois
F.L.P. Trust #17	Illinois
F.L.P. Trust #19	Illinois
F.L.P. Trust #20	Illinois
F.L.P. Trust #21	Illinois
Nicholas Trust	Illinois
Tom Trust	Illinois
Johnny Trust	Illinois
Daniel Trust	Illinois
Jim Trust	Illinois
Linda Trust	Illinois
Karen Trust	Illinois
Penny Trust	Illinois

Name of Trust	Jurisd. of Org.
Tony Trust	Illinois
Jay Robert Trust	Illinois
Gigi Trust	Illinois
R. A. Trust #25	Illinois
Bandon Trust – Oregon Trust #1	N/A
Barview Trust – Oregon Trust #2	N/A
Brownsville Trust – Oregon Trust #3	N/A
Carlton Trust – Oregon Trust #4	N/A
Clakamas Trust – Oregon Trust #5	N/A
Clatskanie Trust – Oregon Trust #6	N/A
Creswell Trust – Oregon Trust #7	N/A
Drain Trust – Oregon Trust #8	N/A
Eastside Trust – Oregon Trust #9	N/A
Elgin Trust – Oregon Trust #10	N/A
Enterprise Trust – Oregon Trust #11	N/A
Estacada Trust – Oregon Trust #12	N/A
Fairview Trust – Oregon Trust #13	N/A
Garibaldi Trust – Oregon Trust #14	N/A
Green Trust – Oregon Trust #15	N/A
Harrisburg Trust – Oregon Trust #16	N/A
Fossil Trust – Oregon Trust #17	N/A
Gardiner Trust – Oregon Trust #18	N/A
Gearhart Trust – Oregon Trust #19	N/A
Gervais Trust – Oregon Trust #20	N/A
Gilchrist Trust – Oregon Trust #21	N/A
Glendale Trust – Oregon Trust #22	N/A
Glenmorrie Trust – Oregon Trust #23	N/A
Glide Trust – Oregon Trust #24	N/A
Harbor Trust – Oregon Trust #25	N/A
Hubbard Trust – Oregon Trust #26	N/A
Huntington Trust – Oregon Trust #27	N/A
Joseph Trust – Oregon Trust #28	N/A
Kinzua Trust – Oregon Trust #29	N/A
Lafayette Trust – Oregon Trust #30	N/A
Lewisburg Trust – Oregon Trust #31	N/A
Lowell Trust – Oregon Trust #32	N/A
Amity Trust – Oregon Trust #33	N/A
Applegate Trust – Oregon Trust #34	N/A
Athena Trust – Oregon Trust #35	N/A
Aumsville Trust – Oregon Trust #36	N/A
Belleview Trust – Oregon Trust #37	N/A
Bly Trust – Oregon Trust #38	N/A
Canyonville Trust – Oregon Trust #39	N/A
Charleston Trust – Oregon Trust #40	N/A
Chiloquin Trust – Oregon Trust #41	N/A
Coburg Trust – Oregon Trust #42	N/A
Condon Trust – Oregon Trust #43	N/A
Dayton Trust – Oregon Trust #44	N/A
Dillard Trust – Oregon Trust #45	N/A
Dundee Trust – Oregon Trust #46	N/A
Dunes Trust – Oregon Trust #47	N/A
Elmira Trust – Oregon Trust #48	N/A
Canyon Trust – Oregon Trust #49	N/A
Beech Trust – Oregon Trust #50	N/A
Battle Trust – Oregon Trust #51	N/A
Blue Trust – Oregon Trust #52	N/A
Sebastian Trust – Oregon Trust #53	N/A
Camas Trust – Oregon Trust #54	N/A
Low Trust – Oregon Trust #55	N/A
Alsea Trust – Oregon Trust #56	N/A
Brogan Trust – Oregon Trust #57	N/A
Burnt Trust – Oregon Trust #58	N/A

9

Name of Trust	Jurisd. of Org.
Hayes Trust – Oregon Trust #59	N/A
Parker Trust – Oregon Trust #60	N/A
Grass Trust – Oregon Trust #61	N/A
Necanium Trust – Oregon Trust #62	N/A
Siskiyou Trust – Oregon Trust #63	N/A
Willamette Trust – Oregon Trust #64	N/A
Beaverton Trust – Oregon Trust #65	N/A
Corvallis Trust – Oregon Trust #66	N/A
Eugene Trust – Oregon Trust #67	N/A
Medford Trust – Oregon Trust #68	N/A
Parkrose Trust – Oregon Trust #69	N/A
Portland Trust – Oregon Trust #70	N/A
Salem Trust – Oregon Trust #71	N/A
Springfield Trust – Oregon Trust #72	N/A
Albany Trust – Oregon Trust #73	N/A
Altamont Trust – Oregon Trust #74	N/A
Bend Trust – Oregon Trust #75	N/A
Gresham Trust – Oregon Trust #76	N/A
Hillsboro Trust – Oregon Trust #77	N/A
Keizer Trust – Oregon Trust #78	N/A
Milwaukie Trust – Oregon Trust #79	N/A
Pendleton Trust – Oregon Trust #80	N/A
Dallas Trust – Oregon Trust #81	N/A
Gladestone Trust – Oregon Trust #82	N/A
Hayesville Trust – Oregon Trust #83	N/A
Lebanon Trust – Oregon Trust #84	N/A
Newberg Trust – Oregon Trust #85	N/A
Powellhurst Trust – Oregon Trust #86	N/A
Rockwood Trust – Oregon Trust #87	N/A
Woodburn Trust – Oregon Trust #88	N/A
Antelope Trust – Oregon Trust #89	N/A
Drewsey Trust – Oregon Trust #90	N/A
Granite Trust – Oregon Trust #91	N/A
Greenhorn Trust – Oregon Trust #92	N/A
Hardman Trust – Oregon Trust #93	N/A
Juntura Trust – Oregon Trust #94	N/A
Lonerock Trust – Oregon Trust #95	N/A
Shaniko Trust – Oregon Trust #96	N/A
Arago Trust – Oregon Trust #97	N/A
Bayshore Trust – Oregon Trust #98	N/A
Beatty Trust – Oregon Trust #99	N/A
Birkenfeld Trust – Oregon Trust #100	N/A
Blodgett Trust – Oregon Trust #101	N/A
Broadbent Trust – Oregon Trust #102	N/A
Burlington Trust – Oregon Trust #103	N/A
Cheshire Trust – Oregon Trust #104	N/A
Cooston Trust – Oregon Trust #105	N/A
Dodson Trust – Oregon Trust #106	N/A
Drew Trust – Oregon Trust #107	N/A
Durkee Trust – Oregon Trust #108	N/A
Englewood Trust – Oregon Trust #109	N/A
Firwood Trust – Oregon Trust #110	N/A
Harper Trust – Oregon Trust #111	N/A
Jamieson Trust – Oregon Trust #112	N/A
Aloha Trust – Oregon Trust #113	N/A
Battin Trust – Oregon Trust #114	N/A
Brookings Trust – Oregon Trust #115	N/A
Burns Trust – Oregon Trust #116	N/A
Canby Trust – Oregon Trust #117	N/A
Coquille Trust – Oregon Trust #118	N/A
Gilbert Trust – Oregon Trust #119	N/A
Glendoveer Trust – Oregon Trust #120	N/A
Hazelwood Trust – Oregon Trust #121	N/A
Hermiston Trust – Oregon Trust #122	N/A
Kendall Trust – Oregon Trust #123	N/A
Metzger Trust – Oregon Trust #124	N/A
Monmouth Trust – Oregon Trust #125	N/A
Newport Trust – Oregon Trust #126	N/A

Name of Trust	Jurisd. of Org.
Oakridge Trust – Oregon Trust #127	N/A
Ontario Trust – Oregon Trust #128	N/A
Baker Trust – Oregon Trust #129	N/A
Benton Trust – Oregon Trust #130	N/A
Curry Trust – Oregon Trust #131	N/A
Douglas Trust – Oregon Trust #132	N/A
Grant Trust – Oregon Trust #133	N/A
Lake Trust – Oregon Trust #134	N/A
Marion Trust – Oregon Trust #135	N/A
Polk Trust – Oregon Trust #136	N/A
Columbia Trust – Oregon Trust #137	N/A
Gilliam Trust – Oregon Trust #138	N/A
Clerk Trust – Oregon Trust #139	N/A
Jackson Trust – Oregon Trust #140	N/A
Jefferson Trust – Oregon Trust #141	N/A
Klamath Trust – Oregon Trust #142	N/A
Linn Trust – Oregon Trust #143	N/A
Morrow Trust – Oregon Trust #144	N/A
Clatsop Trust – Oregon Trust #145	N/A
Coos Trust – Oregon Trust #146	N/A
Josephine Trust – Oregon Trust #147	N/A
Lane Trust – Oregon Trust #148	N/A
Malheur Trust – Oregon Trust #149	N/A
Sherman Trust – Oregon Trust #150	N/A
Union Trust – Oregon Trust #151	N/A
Wasco Trust – Oregon Trust #152	N/A
Crescent Trust – Oregon Trust #153	N/A
Summit Trust – Oregon Trust #154	N/A
Miller Trust – Oregon Trust #155	N/A
Davis Trust – Oregon Trust #156	N/A
Owyhee Trust – Oregon Trust #157	N/A
Cow Trust – Oregon Trust #158	N/A
Magone Trust – Oregon Trust #159	N/A
Oswego Trust – Oregon Trust #160	N/A
Rider Trust – Oregon Trust #161	N/A
Wallowa Trust – Oregon Trust #162	N/A
Harney Trust – Oregon Trust #163	N/A
Young Trust – Oregon Trust #164	N/A
Crater Trust – Oregon Trust #165	N/A
Summer Trust – Oregon Trust #166	N/A
Abert Trust – Oregon Trust #167	N/A
Alkali Trust – Oregon Trust #168	N/A
Adams Trust – Oregon Trust #169	N/A
Adrian Trust – Oregon Trust #170	N/A
Alvadore Trust – Oregon Trust #171	N/A
Azalea Trust – Oregon Trust #172	N/A
Ballston Trust – Oregon Trust #173	N/A
Barlow Trust – Oregon Trust #174	N/A
Beaver Trust – Oregon Trust #175	N/A
Beck Trust – Oregon Trust #176	N/A
Bonneville Trust – Oregon Trust #177	N/A
Boring Trust – Oregon Trust #178	N/A
Brickerville Trust – Oregon Trust #179	N/A
Bridge Trust – Oregon Trust #180	N/A
Brightwood Trust – Oregon Trust #181	N/A
Ophelia Trust – Oregon Trust #182	N/A
Buxton Trust – Oregon Trust #183	N/A
Carver Trust – Oregon Trust #184	N/A
Astoria Trust – Oregon Trust #185	N/A
Prineville Trust – Oregon Trust #186	N/A
Roseburg Trust – Oregon Trust #187	N/A
Lakeview Trust – Oregon Trust #188	N/A
Vale Trust – Oregon Trust #189	N/A
Heppner Trust – Oregon Trust #190	N/A
Moro Trust – Oregon Trust #191	N/A
Tillamook Trust – Oregon Trust #192	N/A
Idanha Trust – Oregon Trust #193	N/A
Idaville Trust – Oregon Trust #194	N/A

10

Name of Trust	Jurisd. of Org.
Imbler Trust – Oregon Trust #195	N/A
Independence Trust – Oregon Trust #196	N/A
Interlachen Trust – Oregon Trust #197	N/A
Ione Trust – Oregon Trust #198	N/A
Irrigon Trust – Oregon Trust #199	N/A
Irving Trust – Oregon Trust #200	N/A
Oakland Trust – Oregon Trust #201	N/A
Oceanside Trust – Oregon Trust #202	N/A
Odell Trust – Oregon Trust #203	N/A
Olney Trust – Oregon Trust #204	N/A
Ophir Trust – Oregon Trust #205	N/A
Orenco Trust – Oregon Trust #206	N/A
Orient Trust – Oregon Trust #207	N/A
Oxbow Trust – Oregon Trust #208	N/A
Rainer Trust – Washington Trust #1	Illinois
Slide Trust – Washington Trust #2	Illinois
Crystal Trust – Washington Trust #3	Illinois
Ellis Trust – Washington Trust #4	Illinois
Olympus Trust – Washington Trust #5	Illinois
Carrie Trust – Washington Trust #6	Illinois
Elk Trust – Washington Trust #7	Illinois
Constance Trust – Washington Trust #8	Illinois
Henderson Trust – Washington Trust #9	Illinois
Anderson Trust – Washington Trust #10	Illinois
Twin Trust – Washington Trust #11	Illinois
Haystack Trust – Washington Trust #12	Illinois
Pilchuck Trust – Washington Trust #13	Illinois
Index Trust – Washington Trust #14	Illinois
Bearhead Trust – Washington Trust #15	Illinois
Strawberry Trust – Washington Trust #16	Illinois
Simcoe Trust – Washington Trust #17	Illinois
Clifty Trust – Washington Trust #18	Illinois
Cashmere Trust – Washington Trust #19	Illinois
Clark Trust – Washington Trust #20	Illinois
Bonanza Trust – Washington Trust #21	Illinois
Goode Trust – Washington Trust #22	Illinois
Logan Trust – Washington Trust #23	Illinois
Jack Trust – Washington Trust #24	Illinois
Okanogan Trust – Washington Trust #25	Illinois
Colville Trust – Washington Trust #26	Illinois
Kaniksu Trust – Washington Trust #27	Illinois
Umatilla Trust – Washington Trust #28	Illinois
Pinchot Trust – Washington Trust #29	Illinois
Gifford Trust – Washington Trust #30	Illinois
Lathrop Trust – Washington Trust #31	Illinois
Ross Trust – Washington Trust #32	Illinois
Olympic Trust – Washington Trust #33	Illinois
Bremerton Trust – Washington Trust #34	Illinois
Vancouver Trust – Washington Trust #35	Illinois
Darrington Trust – Washington Trust #36	Illinois
Keechelus Trust – Washington Trust #37	Illinois
Federation Trust – Washington Trust #38	Illinois
Hanford Trust – Washington Trust #39	Illinois
Pauls Trust – Washington Trust #40	Illinois
Butte Trust – Washington Trust #41	Illinois
Steptoe Trust – Washington Trust #42	Illinois
Fairchild Trust – Washington Trust #43	Illinois
Coulee Trust – Washington Trust #44	Illinois
Vernon Trust – Washington Trust #45	Illinois
Mcnary Trust – Washington Trust #46	Illinois
Maryhill Trust – Washington Trust #47	Illinois
Pastime Trust – Washington Trust #48	Illinois
Chelan Trust – Washington Trust #49	Illinois
Moses Trust – Washington Trust #50	Illinois
Entiat Trust – Washington Trust #51	Illinois
Wallola Trust – Washington Trust #52	Illinois
Banks Trust – Washington Trust #53	Illinois
Riffe Trust – Washington Trust #54	Illinois

Name of Trust	Jurisd. of Org.
Sacajewea Trust – Washington Trust #55	Illinois
Bryan Trust – Washington Trust #56	Illinois
Newman Trust – Washington Trust #57	Illinois
Rock Trust – Washington Trust #58	Illinois
Roosevelt Trust – Washington Trust #59	Illinois
Shannon Trust – Washington Trust #60	Illinois
Stevens Trust – Washington Trust #61	Illinois
Spectacle Trust – Washington Trust #62	Illinois
Galispell Trust – Washington Trust #63	Illinois
West Trust – Washington Trust #64	Illinois
Marengo Trust – Washington Trust #65	Illinois
Spangle Trust – Washington Trust #66	Illinois
Packwood Trust – Washington Trust #67	Illinois
Moore Trust – Washington Trust #68	Illinois
Almira Trust – Washington Trust #69	Illinois
Grandview Trust – Washington Trust #70	Illinois
Malden Trust – Washington Trust #71	Illinois
Tekoa Trust – Washington Trust #72	Illinois
Pack Trust – Washington Trust #73	Illinois
Fairfield Trust – Washington Trust #74	Illinois
Ritzville Trust – Washington Trust #75	Illinois
Warden Trust – Washington Trust #76	Illinois
Bridgeport Trust – Washington Trust #77	Illinois
Quincy Trust – Washington Trust #78	Illinois
Penawowa Trust – Washington Trust #79	Illinois
Almota Trust – Washington Trust #80	Illinois
Quiet Trust – Washington Trust #81	Illinois
Lemei Trust – Washington Trust #82	Illinois
Soda Trust – Washington Trust #83	Illinois
Boistford Trust – Washington Trust #84	Illinois
Snag Trust – Washington Trust #85	Illinois
Windy Trust – Washington Trust #86	Illinois
Mica Trust – Washington Trust #87	Illinois
Gypsy Trust – Washington Trust #88	Illinois
Glacier Trust – Washington Trust #89	Illinois
Monte Cristo Trust – Washington Trust #90	Illinois
Wenatchee Trust – Washington Trust #91	Illinois
Vesper Trust – Washington Trust #92	Illinois
Gunn Trust – Washington Trust #93	Illinois
Pyramid Trust – Washington Trust #94	Illinois
Mission Trust – Washington Trust #95	Illinois
Signal Trust – Washington Trust #96	Illinois
Under Trust – Washington Trust #97	Illinois
Saddle Trust – Washington Trust #98	Illinois
Abercrombie Trust – Washington Trust #99	Illinois
Hall Trust – Washington Trust #100	Illinois
Molybenite Trust – Washington Trust #101	Illinois
Chewelah Trust – Washington Trust #102	Illinois
Boyer Trust – Washington Trust #103	Illinois
Cougar Trust – Washington Trust #104	Illinois
Redtop Trust – Washington Trust #105	Illinois
Chimney Trust – Washington Trust #106	Illinois
July Trust – Washington Trust #107	Illinois
Star Trust – Washington Trust #108	Illinois
Pinnacle Trust – Washington Trust #109	Illinois
Remmel Trust – Washington Trust #110	Illinois
Mile Trust – Washington Trust #111	Illinois
Zebra Trust – Washington Trust #112	Illinois
Iron Trust – Washington Trust #113	Illinois
Foot Trust – Washington Trust #114	Illinois
Bells Trust – Washington Trust #115	Illinois
Badger Trust – Washington Trust #116	Illinois
Yearling Trust – Washington Trust #117	Illinois
King Trust – Washington Trust #118	Illinois
Ant Trust – Washington Trust #119	Illinois
Aix Trust – Washington Trust #120	Illinois
Snoqualmie Trust – Washington Trust #121	Illinois
Twisp Trust – Washington Trust #122	Illinois

11

Name of Trust	Jurisd. of Org.
Rainy Trust – Washington Trust #123	Illinois
Washington Trust – Washington Trust #124	Illinois
Harts Trust – Washington Trust #125	Illinois
Cascade Trust – Washington Trust #126	Illinois
Austin Trust – Washington Trust #127	Illinois
Stampede Trust – Washington Trust #128	Illinois
Swauk Trust – Washington Trust #129	Illinois
Blewitt Trust – Washington Trust #130	Illinois
Cayuse Trust – Washington Trust #131	Illinois
By Trust – Washington Trust #132	Illinois
Over Trust – Washington Trust #133	Illinois
Satus Trust – Washington Trust #134	Illinois
Copper Trust – Washington Trust #135	Illinois
Snowy Trust – Washington Trust #136	Illinois
Ozette Trust – Washington Trust #137	Illinois
Skokomich Trust – Washington Trust #138	Illinois
Cherokee Trust – Washington Trust #139	Illinois
Spokane Trust – Washington Trust #140	Illinois
Lummi Trust – Washington Trust #141	Illinois
Shoalwater Trust – Washington Trust #142	Illinois
Hoh Trust – Washington Trust #143	Illinois
Quillayute Trust – Washington Trust #144	Illinois
Nooksack Trust – Washington Trust #145	Illinois
Suiattle Trust – Washington Trust #146	Illinois
White Trust – Washington Trust #147	Illinois
Icicle Trust – Washington Trust #148	Illinois
Klickitat Trust – Washington Trust #149	Illinois
Willapa Trust – Washington Trust #150	Illinois
Snow Trust – Washington Trust #151	Illinois
Dickey Trust – Washington Trust #152	Illinois
Toutle Trust – Washington Trust #153	Illinois
Salmon Trust – Washington Trust #154	Illinois
Yellow Trust – Washington Trust #155	Illinois
Chehalis Trust – Washington Trust #156	Illinois
Wynoochee Trust – Washington Trust #157	Illinois
Quimalt Trust – Washington Trust #158	Illinois
Queets Trust – Washington Trust #159	Illinois
Wind Trust – Washington Trust #160	Illinois
Marysville Trust – Washington Trust #161	Illinois
Lynwood Trust – Washington Trust #162	Illinois
Edmonds Trust – Washington Trust #163	Illinois
Wine Trust – Washington Trust #164	Illinois
Seattle Trust – Washington Trust #165	Illinois
Burien Trust – Washington Trust #166	Illinois
Townsend Trust – Washington Trust #167	Illinois
Flagler Trust – Washington Trust #168	Illinois
Angeles Trust – Washington Trust #169	Illinois
Aberdeen Trust – Washington Trust #170	Illinois
Hoquiam Trust – Washington Trust #171	Illinois
Zesty Trust – Washington Trust #172	Illinois
Bellingham Trust – Washington Trust #173	Illinois
Blaine Trust – Washington Trust #174	Illinois
Chuckanut Trust – Washington Trust #175	Illinois
Anacortes Trust – Washington Trust #176	Illinois
Amarillo Residuary Trust #1	Illinois
Amarillo Residuary Trust #2	Illinois
Amarillo Residuary Trust #3	Illinois
Amarillo Residuary Trust #4	Illinois
Amarillo Residuary Trust #5	Illinois
Amarillo Residuary Trust #6	Illinois
Amarillo Residuary Trust #7	Illinois
Amarillo Residuary Trust #8	Illinois
Amarillo Residuary Trust #9	Illinois
Amarillo Residuary Trust #10	Illinois
ECI Family Trust #1	Illinois
ECI Family Trust #2	Illinois
ECI Family Trust #3	Illinois
ECI Family Trust #4	Illinois

Name of Trust	Jurisd. of Org.
ECI Family Trust #5	Illinois
ECI Family Trust #6	Illinois
ECI QSST Trust #1	Illinois
ECI QSST Trust #2	Illinois
ECI QSST Trust #3	Illinois
ECI QSST Trust #4	Illinois
ECI QSST Trust #5	Illinois
ECI QSST Trust #6	Illinois
Don G.C. Trust #1	N/A
Don G.C. Trust #2	N/A
Don G.C. Trust #3	N/A
Don G.C. Trust #4	N/A
Don G.C. Trust #5	N/A
Don G.C. Trust #6	N/A
Don G.C. Trust #7	N/A
Don G.C. Trust #8	N/A
Don G.C. Trust #9	N/A
Don G.C. Trust #10	N/A
R.A. G.C. Trust #1	Illinois
R.A. G.C. Trust #2	Illinois
R.A. G.C. Trust #3	Illinois
R.A. G.C. Trust #4	Illinois
R.A. G.C. Trust #5	Illinois
R.A. G.C. Trust #6	Illinois
R.A. G.C. Trust #7	Illinois
R.A. G.C. Trust #8	Illinois
R.A. G.C. Trust #9	Illinois
R.A. G.C. Trust #10	Illinois
A.N.P. Trust #1	Illinois
A.N.P. Trust #2	Illinois
A.N.P. Trust #3	Illinois
A.N.P. Trust #4 – Daniel	Illinois
A.N.P. Trust #4 – John	Illinois
A.N.P. Trust #5 – Daniel	Illinois
A.N.P. Trust #5 – Jean	Illinois
A.N.P. Trust #6	Illinois
A.N.P. Trust #7A – Tom	Illinois
A.N.P. Trust #7B – John	Illinois
A.N.P. Trust #7C – Gigi	Illinois
A.N.P. Trust #7D – Dan	Illinois
A.N.P. Trust #8	Illinois
A.N.P. Trust #9	Illinois
A.N.P. Trust #10	Illinois
A.N.P. Trust #11	Illinois
A.N.P. Trust #12	Illinois
A.N.P. Trust #13A – Tom	Illinois
A.N.P. Trust #13B – John	Illinois
A.N.P. Trust #13C – Gigi	Illinois
A.N.P. Trust #13D – Dan	Illinois
A.N.P. Trust #14	Illinois
A.N.P. Trust #15	Illinois
A.N.P. Trust #16	Illinois
A.N.P. Trust #17	Illinois
A.N.P. Trust #18 – John	Illinois
A.N.P. Trust #18 – Thomas	Illinois
A.N.P. Trust #19	Illinois
A.N.P. Trust #20	Illinois
A.N.P. Trust #21	Illinois
A.N.P. Trust #22 – James	Illinois
A.N.P. Trust #22 – Linda	Illinois
A.N.P. Trust #23 – Karen	Illinois
A.N.P. Trust #23 – Linda	Illinois
A.N.P. Trust #24 – James	Illinois
A.N.P. Trust #24 – Karen	Illinois
A.N.P. Trust #25	Illinois
A.N.P. Trust #26	Illinois
A.N.P. Trust #27	Illinois
A.N.P. Trust #28 – James	Illinois

12

Name of Trust	Jurisd. of Org.
A.N.P. Trust #28 – Linda	Illinois
A.N.P. Trust #29 – Karen	Illinois
A.N.P. Trust #29 – Linda	Illinois
A.N.P. Trust #30 – James	Illinois
A.N.P. Trust #30 – Karen	Illinois
A.N.P. Trust #31	Illinois
A.N.P. Trust #32	Illinois
A.N.P. Trust #33	Illinois
A.N.P. Trust #34 – Anthony	Illinois
A.N.P. Trust #34 – Penny	Illinois
A.N.P. Trust #35 – Anthony	Illinois
A.N.P. Trust #35 – Jay Robert	Illinois
A.N.P. Trust #36 – Jay Robert	Illinois
A.N.P. Trust #36 – Penny	Illinois
A.N.P. Trust #37	Illinois
A.N.P. Trust #38	Illinois
A.N.P. Trust #39	Illinois
A.N.P. Trust #40 – Anthony	Illinois
A.N.P. Trust #40 – Penny	Illinois
A.N.P. Trust #41 – Anthony	Illinois
A.N.P. Trust #41 – Jay Robert	Illinois
A.N.P. Trust #42 – Jay Robert	Illinois

Name of Trust	Jurisd. of Org.
A.N.P. Trust #42 – Penny	Illinois
P.P.C. Trust #2 – Tom	Illinois
P.P.C. Trust #2 – Gigi	Illinois
P.P.C. Trust #3 – Linda	Illinois
P.P.C. Trust #3 – Jay Robert	Illinois
P.P.C. Trust #4 – Jim	Illinois
P.P.C. Trust #4 – Anthony	Illinois
P.P.C. Trust #4 – Jay Robert	Illinois
P.P.C. Trust #5 – Karen	Illinois
P.P.C. Trust #5 – Anthony	Illinois
P.P.C. Trust #6 – Daniel	Illinois
P.P.C. Trust #6 – Penny	Illinois
P.P.C. Trust #6 – Gigi	Illinois
P.P.C. Trust #6 – Anthony	Illinois
P.P.C. Trust #7 – John	Illinois
P.P.C. Trust #7 – Penny	Illinois

Name of Entity	Jurisd. of Org.
Woodfield Financial, Inc.	Delaware
HT-Big Island Land, Inc.	Delaware
PHIG, Inc.	Delaware

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G or, to the extent required by applicable law, Schedule 13D with respect to the Class A Common Stock, par value $0.01 per share, of Hyatt Hotels Corporation beneficially owned by them on a combined basis, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. The undersigned further agree that any amendments to such statement on Schedule 13G or, if applicable, Schedule 13D shall be filed jointly on behalf of each of them without the necessity of entering into additional joint filing agreements.

The undersigned further agree that each party hereto is responsible for timely filing of such statement on Schedule 13G or, to the extent required by applicable law, Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

The undersigned shall not be deemed to admit that the undersigned was required to file a statement on Schedule 13G or Schedule 13D by reason of entering into this Joint Filing Agreement.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

When this Joint Filing Agreement is executed by a trustee of a trust, such execution is by the trustee, not individually, but solely as trustee in the exercise of and under the power and authority conferred upon and invested in such trustee, and it is expressly understood and agreed that nothing contained in this Joint Filing Agreement shall be construed as granting any power over a trustee’s individual affairs or imposing any liability on any such trustee personally for breaches of any representations or warranties made hereunder or personally to pay any amounts required to be paid hereunder, or personally to perform any covenant, either express or implied, contained herein. Any liability of a trust or trustee hereunder shall not be a personal liability of any trustee, grantor or beneficiary thereof, and any recourse against a trustee shall be solely against the assets of the pertinent trust.

In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of this 4th day of November, 2009.

By:	/s/ Thomas J. Pritzker
Thomas J. Pritzker, not individually, but solely as co-trustee of the trusts listed on Schedule 1

By:	/s/ Marshall E. Eisenberg
Marshall E. Eisenberg, not individually, but solely as co-trustee of the trusts listed on Schedule 1

By:	/s/ Karl J. Breyer
Karl J. Breyer, not individually, but solely as co-trustee of the trusts listed on Schedule 1

IHE, INC.

By:	Corporate Associates Limited, as director

	By:	/s/ Schevon Miller
		Name:	Schevon Miller
		Title:	Director

Schedule 1

N.F.P. QSST Trust # 21
LaSalle Trust #13
LaSalle Trust #14
LaSalle Trust #15
LaSalle Trust #17
LaSalle Trust #18
LaSalle Trust #19
LaSalle Trust #27
LaSalle Trust #41
LaSalle Trust #42
LaSalle Trust #43
LaSalle Trust #44
LaSalle Trust #45
LaSalle Trust #46
LaSalle Trust #47
LaSalle Trust #48
LaSalle Trust #49
LaSalle Trust #50
LaSalle Trust #51
LaSalle Trust #52
LaSalle Trust #53
LaSalle Trust #54
LaSalle Trust #55
LaSalle Trust #56
LaSalle Trust #57
LaSalle Trust #58
LaSalle Trust #59
LaSalle Trust #60
LaSalle Trust #61
LaSalle Trust #62
LaSalle Trust #63
LaSalle Trust #64
LaSalle G.C. Trust #2
LaSalle G.C. Trust #3
LaSalle G.C. Trust #4
LaSalle G.C. Trust #5
LaSalle G.C. Trust #6
LaSalle G.C. Trust #7
LaSalle G.C. Trust #8
LaSalle G.C. Trust #9
LaSalle G.C. Trust #10
LaSalle G.C. Trust #11
Don Trust #25
F.L.P. Trust #10
F.L.P. Trust #11

F.L.P. Trust #12
F.L.P. Trust #13
F.L.P. Trust #14
F.L.P. Trust #15
F.L.P. Trust #16
F.L.P. Trust #17
F.L.P. Trust #19
F.L.P. Trust #20
F.L.P. Trust #21
Nicholas Trust
Tom Trust
Johnny Trust
Daniel Trust
Jim Trust
Linda Trust
Karen Trust
Penny Trust
Tony Trust
Jay Robert Trust
Gigi Trust
R. A. Trust #25
Bandon Trust – Oregon Trust #1
Barview Trust – Oregon Trust #2
Brownsville Trust – Oregon Trust #3
Carlton Trust – Oregon Trust #4
Clakamas Trust – Oregon Trust #5
Clatskanie Trust – Oregon Trust #6
Creswell Trust – Oregon Trust #7
Drain Trust – Oregon Trust #8
Eastside Trust – Oregon Trust #9
Elgin Trust – Oregon Trust #10
Enterprise Trust – Oregon Trust #11
Estacada Trust – Oregon Trust #12
Fairview Trust – Oregon Trust #13
Garibaldi Trust – Oregon Trust #14
Green Trust – Oregon Trust #15
Harrisburg Trust – Oregon Trust #16
Fossil Trust – Oregon Trust #17
Gardiner Trust – Oregon Trust #18
Gearhart Trust – Oregon Trust #19
Gervais Trust – Oregon Trust #20
Gilchrist Trust – Oregon Trust #21
Glendale Trust – Oregon Trust #22
Glenmorrie Trust – Oregon Trust #23
Glide Trust – Oregon Trust #24

Harbor Trust – Oregon Trust #25
Hubbard Trust – Oregon Trust #26
Huntington Trust – Oregon Trust #27
Joseph Trust – Oregon Trust #28
Kinzua Trust – Oregon Trust #29
Lafayette Trust – Oregon Trust #30
Lewisburg Trust – Oregon Trust #31
Lowell Trust – Oregon Trust #32
Amity Trust – Oregon Trust #33
Applegate Trust – Oregon Trust #34
Athena Trust – Oregon Trust #35
Aumsville Trust – Oregon Trust #36
Belleview Trust – Oregon Trust #37
Bly Trust – Oregon Trust #38
Canyonville Trust – Oregon Trust #39
Charleston Trust – Oregon Trust #40
Chiloquin Trust – Oregon Trust #41
Coburg Trust – Oregon Trust #42
Condon Trust – Oregon Trust #43
Dayton Trust – Oregon Trust #44
Dillard Trust – Oregon Trust #45
Dundee Trust – Oregon Trust #46
Dunes Trust – Oregon Trust #47
Elmira Trust – Oregon Trust #48
Canyon Trust – Oregon Trust #49
Beech Trust – Oregon Trust #50
Battle Trust – Oregon Trust #51
Blue Trust – Oregon Trust #52
Sebastian Trust – Oregon Trust #53
Camas Trust – Oregon Trust #54
Low Trust – Oregon Trust #55
Alsea Trust – Oregon Trust #56
Brogan Trust – Oregon Trust #57
Burnt Trust – Oregon Trust #58
Hayes Trust – Oregon Trust #59
Parker Trust – Oregon Trust #60
Grass Trust – Oregon Trust #61
Necanium Trust – Oregon Trust #62
Siskiyou Trust – Oregon Trust #63
Willamette Trust – Oregon Trust #64
Beaverton Trust – Oregon Trust #65
Corvallis Trust – Oregon Trust #66
Eugene Trust – Oregon Trust #67
Medford Trust – Oregon Trust #68
Parkrose Trust – Oregon Trust #69
Portland Trust – Oregon Trust #70

Salem Trust – Oregon Trust #71
Springfield Trust – Oregon Trust #72
Albany Trust – Oregon Trust #73
Altamont Trust – Oregon Trust #74
Bend Trust – Oregon Trust #75
Gresham Trust – Oregon Trust #76
Hillsboro Trust – Oregon Trust #77
Keizer Trust – Oregon Trust #78
Milwaukie Trust – Oregon Trust #79
Pendleton Trust – Oregon Trust #80
Dallas Trust – Oregon Trust #81
Gladestone Trust – Oregon Trust #82
Hayesville Trust – Oregon Trust #83
Lebanon Trust – Oregon Trust #84
Newberg Trust – Oregon Trust #85
Powellhurst Trust – Oregon Trust #86
Rockwood Trust – Oregon Trust #87
Woodburn Trust – Oregon Trust #88
Antelope Trust – Oregon Trust #89
Drewsey Trust – Oregon Trust #90
Granite Trust – Oregon Trust #91
Greenhorn Trust – Oregon Trust #92
Hardman Trust – Oregon Trust #93
Juntura Trust – Oregon Trust #94
Lonerock Trust – Oregon Trust #95
Shaniko Trust – Oregon Trust #96
Arago Trust – Oregon Trust #97
Bayshore Trust – Oregon Trust #98
Beatty Trust – Oregon Trust #99
Birkenfeld Trust – Oregon Trust #100
Blodgett Trust – Oregon Trust #101
Broadbent Trust – Oregon Trust #102
Burlington Trust – Oregon Trust #103
Cheshire Trust – Oregon Trust #104
Cooston Trust – Oregon Trust #105
Dodson Trust – Oregon Trust #106
Drew Trust – Oregon Trust #107
Durkee Trust – Oregon Trust #108
Englewood Trust – Oregon Trust #109
Firwood Trust – Oregon Trust #110
Harper Trust – Oregon Trust #111
Jamieson Trust – Oregon Trust #112
Aloha Trust – Oregon Trust #113
Battin Trust – Oregon Trust #114
Brookings Trust – Oregon Trust #115
Burns Trust – Oregon Trust #116

Canby Trust – Oregon Trust #117

Coquille Trust – Oregon Trust #118

Gilbert Trust – Oregon Trust #119

Glendoveer Trust – Oregon Trust #120

Hazelwood Trust – Oregon Trust #121

Hermiston Trust – Oregon Trust #122

Kendall Trust – Oregon Trust #123

Metzger Trust – Oregon Trust #124

Monmouth Trust – Oregon Trust #125

Newport Trust – Oregon Trust #126

Oakridge Trust – Oregon Trust #127

Ontario Trust – Oregon Trust #128

Baker Trust – Oregon Trust #129

Benton Trust – Oregon Trust #130

Curry Trust – Oregon Trust #131

Douglas Trust – Oregon Trust #132

Grant Trust – Oregon Trust #133

Lake Trust – Oregon Trust #134

Marion Trust – Oregon Trust #135

Polk Trust – Oregon Trust #136

Columbia Trust – Oregon Trust #137

Gilliam Trust – Oregon Trust #138

Clerk Trust – Oregon Trust #139

Jackson Trust – Oregon Trust #140

Jefferson Trust – Oregon Trust #141

Klamath Trust – Oregon Trust #142

Linn Trust – Oregon Trust #143

Morrow Trust – Oregon Trust #144

Clatsop Trust – Oregon Trust #145

Coos Trust – Oregon Trust #146

Josephine Trust – Oregon Trust #147

Lane Trust – Oregon Trust #148

Malheur Trust – Oregon Trust #149

Sherman Trust – Oregon Trust #150

Union Trust – Oregon Trust #151

Wasco Trust – Oregon Trust #152

Crescent Trust – Oregon Trust #153

Summit Trust – Oregon Trust #154

Miller Trust – Oregon Trust #155

Davis Trust – Oregon Trust #156

Owyhee Trust – Oregon Trust #157

Cow Trust – Oregon Trust #158

Magone Trust – Oregon Trust #159

Oswego Trust – Oregon Trust #160

Rider Trust – Oregon Trust #161

Wallowa Trust – Oregon Trust #162

Harney Trust – Oregon Trust #163

Young Trust – Oregon Trust #164

Crater Trust – Oregon Trust #165

Summer Trust – Oregon Trust #166

Abert Trust – Oregon Trust #167

Alkali Trust – Oregon Trust #168

Adams Trust – Oregon Trust #169

Adrian Trust – Oregon Trust #170

Alvadore Trust – Oregon Trust #171

Azalea Trust – Oregon Trust #172

Ballston Trust – Oregon Trust #173

Barlow Trust – Oregon Trust #174

Beaver Trust – Oregon Trust #175

Beck Trust – Oregon Trust #176

Bonneville Trust – Oregon Trust #177

Boring Trust – Oregon Trust #178

Brickerville Trust – Oregon Trust #179

Bridge Trust – Oregon Trust #180

Brightwood Trust – Oregon Trust #181

Ophelia Trust – Oregon Trust #182

Buxton Trust – Oregon Trust #183

Carver Trust – Oregon Trust #184

Astoria Trust – Oregon Trust #185

Prineville Trust – Oregon Trust #186

Roseburg Trust – Oregon Trust #187

Lakeview Trust – Oregon Trust #188

Vale Trust – Oregon Trust #189

Heppner Trust – Oregon Trust #190

Moro Trust – Oregon Trust #191

Tillamook Trust – Oregon Trust #192

Idanha Trust – Oregon Trust #193

Idaville Trust – Oregon Trust #194

Imbler Trust – Oregon Trust #195

Independence Trust – Oregon Trust #196

Interlachen Trust – Oregon Trust #197

Ione Trust – Oregon Trust #198

Irrigon Trust – Oregon Trust #199

Irving Trust – Oregon Trust #200

Oakland Trust – Oregon Trust #201

Oceanside Trust – Oregon Trust #202

Odell Trust – Oregon Trust #203

Olney Trust – Oregon Trust #204

Ophir Trust – Oregon Trust #205

Orenco Trust – Oregon Trust #206

Orient Trust – Oregon Trust #207

Oxbow Trust – Oregon Trust #208

Rainer Trust – Washington Trust #1

Slide Trust – Washington Trust #2

Crystal Trust – Washington Trust #3

Ellis Trust – Washington Trust #4

Olympus Trust – Washington Trust #5

Carrie Trust – Washington Trust #6

Elk Trust – Washington Trust #7

Constance Trust – Washington Trust #8

Henderson Trust – Washington Trust #9

Anderson Trust – Washington Trust #10

Twin Trust – Washington Trust #11

Haystack Trust – Washington Trust #12

Pilchuck Trust – Washington Trust #13

Index Trust – Washington Trust #14

Bearhead Trust – Washington Trust #15

Strawberry Trust – Washington Trust #16

Simcoe Trust – Washington Trust #17

Clifty Trust – Washington Trust #18

Cashmere Trust – Washington Trust #19

Clark Trust – Washington Trust #20

Bonanza Trust – Washington Trust #21

Goode Trust – Washington Trust #22

Logan Trust – Washington Trust #23

Jack Trust – Washington Trust #24

Okanogan Trust – Washington Trust #25

Colville Trust – Washington Trust #26

Kaniksu Trust – Washington Trust #27

Umatilla Trust – Washington Trust #28

Pinchot Trust – Washington Trust #29

Gifford Trust – Washington Trust #30

Lathrop Trust – Washington Trust #31

Ross Trust – Washington Trust #32

Olympic Trust – Washington Trust #33

Bremerton Trust – Washington Trust #34

Vancouver Trust – Washington Trust #35

Darrington Trust – Washington Trust #36

Keechelus Trust – Washington Trust #37

Federation Trust – Washington Trust #38

Hanford Trust – Washington Trust #39

Pauls Trust – Washington Trust #40

Butte Trust – Washington Trust #41

Steptoe Trust – Washington Trust #42

Fairchild Trust – Washington Trust #43

Coulee Trust – Washington Trust #44

Vernon Trust – Washington Trust #45

Mcnary Trust – Washington Trust #46

Maryhill Trust – Washington Trust #47

Pastime Trust – Washington Trust #48

Chelan Trust – Washington Trust #49

Moses Trust – Washington Trust #50

Entiat Trust – Washington Trust #51

Wallola Trust – Washington Trust #52

Banks Trust – Washington Trust #53

Riffe Trust – Washington Trust #54

Sacajewea Trust – Washington Trust #55

Bryan Trust – Washington Trust #56

Newman Trust – Washington Trust #57

Rock Trust – Washington Trust #58

Roosevelt Trust – Washington Trust #59

Shannon Trust – Washington Trust #60

Stevens Trust – Washington Trust #61

Spectacle Trust – Washington Trust #62

Galispell Trust – Washington Trust #63

West Trust – Washington Trust #64

Marengo Trust – Washington Trust #65

Spangle Trust – Washington Trust #66

Packwood Trust – Washington Trust #67

Moore Trust – Washington Trust #68

Almira Trust – Washington Trust #69

Grandview Trust – Washington Trust #70

Malden Trust – Washington Trust #71

Tekoa Trust – Washington Trust #72

Pack Trust – Washington Trust #73

Fairfield Trust – Washington Trust #74

Ritzville Trust – Washington Trust #75

Warden Trust – Washington Trust #76

Bridgeport Trust – Washington Trust #77

Quincy Trust – Washington Trust #78

Penawowa Trust – Washington Trust #79

Almota Trust – Washington Trust #80

Quiet Trust – Washington Trust #81

Lemei Trust – Washington Trust #82

Soda Trust – Washington Trust #83

Boistford Trust – Washington Trust #84

Snag Trust – Washington Trust #85

Windy Trust – Washington Trust #86

Mica Trust – Washington Trust #87

Gypsy Trust – Washington Trust #88

Glacier Trust – Washington Trust #89

Monte Cristo Trust – Washington Trust #90

Wenatchee Trust – Washington Trust #91

Vesper Trust – Washington Trust #92

Gunn Trust – Washington Trust #93
Pyramid Trust – Washington Trust #94
Mission Trust – Washington Trust #95
Signal Trust – Washington Trust #96
Under Trust – Washington Trust #97
Saddle Trust – Washington Trust #98
Abercrombie Trust – Washington Trust #99
Hall Trust – Washington Trust #100
Molybenite Trust – Washington Trust #101
Chewelah Trust – Washington Trust #102
Boyer Trust – Washington Trust #103
Cougar Trust – Washington Trust #104
Redtop Trust – Washington Trust #105
Chimney Trust – Washington Trust #106
July Trust – Washington Trust #107
Star Trust – Washington Trust #108
Pinnacle Trust – Washington Trust #109
Remmel Trust – Washington Trust #110
Mile Trust – Washington Trust #111
Zebra Trust – Washington Trust #112
Iron Trust – Washington Trust #113
Foot Trust – Washington Trust #114
Bells Trust – Washington Trust #115
Badger Trust – Washington Trust #116
Yearling Trust – Washington Trust #117
King Trust – Washington Trust #118
Ant Trust – Washington Trust #119
Aix Trust – Washington Trust #120
Snoqualmie Trust – Washington Trust #121
Twisp Trust – Washington Trust #122
Rainy Trust – Washington Trust #123
Washington Trust – Washington Trust #124
Harts Trust – Washington Trust #125
Cascade Trust – Washington Trust #126
Austin Trust – Washington Trust #127
Stampede Trust – Washington Trust #128
Swauk Trust – Washington Trust #129
Blewitt Trust – Washington Trust #130
Cayuse Trust – Washington Trust #131
By Trust – Washington Trust #132
Over Trust – Washington Trust #133
Satus Trust – Washington Trust #134
Copper Trust – Washington Trust #135
Snowy Trust – Washington Trust #136
Ozette Trust – Washington Trust #137
Skokomich Trust – Washington Trust #138

Cherokee Trust – Washington Trust #139
Spokane Trust – Washington Trust #140
Lummi Trust – Washington Trust #141
Shoalwater Trust – Washington Trust #142
Hoh Trust – Washington Trust #143
Quillayute Trust – Washington Trust #144
Nooksack Trust – Washington Trust #145
Suiattle Trust – Washington Trust #146
White Trust – Washington Trust #147
Icicle Trust – Washington Trust #148
Klickitat Trust – Washington Trust #149
Willapa Trust – Washington Trust #150
Snow Trust – Washington Trust #151
Dickey Trust – Washington Trust #152
Toutle Trust – Washington Trust #153
Salmon Trust – Washington Trust #154
Yellow Trust – Washington Trust #155
Chehalis Trust – Washington Trust #156
Wynoochee Trust – Washington Trust #157
Quimalt Trust – Washington Trust #158
Queets Trust – Washington Trust #159
Wind Trust – Washington Trust #160
Marysville Trust – Washington Trust #161
Lynwood Trust – Washington Trust #162
Edmonds Trust – Washington Trust #163
Wine Trust – Washington Trust #164
Seattle Trust – Washington Trust #165
Burien Trust – Washington Trust #166
Townsend Trust – Washington Trust #167
Flagler Trust – Washington Trust #168
Angeles Trust – Washington Trust #169
Aberdeen Trust – Washington Trust #170
Hoquiam Trust – Washington Trust #171
Zesty Trust – Washington Trust #172
Bellingham Trust – Washington Trust #173
Blaine Trust – Washington Trust #174
Chuckanut Trust – Washington Trust #175
Anacortes Trust – Washington Trust #176
Amarillo Residuary Trust #1
Amarillo Residuary Trust #2
Amarillo Residuary Trust #3
Amarillo Residuary Trust #4
Amarillo Residuary Trust #5
Amarillo Residuary Trust #6
Amarillo Residuary Trust #7
Amarillo Residuary Trust #8

Amarillo Residuary Trust #9
Amarillo Residuary Trust #10
ECI Family Trust #1
ECI Family Trust #2
ECI Family Trust #3
ECI Family Trust #4
ECI Family Trust #5
ECI Family Trust #6
ECI QSST Trust #1
ECI QSST Trust #2
ECI QSST Trust #3
ECI QSST Trust #4
ECI QSST Trust #5
ECI QSST Trust #6
Don G.C. Trust #1
Don G.C. Trust #2
Don G.C. Trust #3
Don G.C. Trust #4
Don G.C. Trust #5
Don G.C. Trust #6
Don G.C. Trust #7
Don G.C. Trust #8
Don G.C. Trust #9
Don G.C. Trust #10
R.A. G.C. Trust #1
R.A. G.C. Trust #2
R.A. G.C. Trust #3
R.A. G.C. Trust #4
R.A. G.C. Trust #5
R.A. G.C. Trust #6
R.A. G.C. Trust #7
R.A. G.C. Trust #8
R.A. G.C. Trust #9
R.A. G.C. Trust #10
A.N.P. Trust #1
A.N.P. Trust #2
A.N.P. Trust #3
A.N.P. Trust #4 – Daniel
A.N.P. Trust #4 – John
A.N.P. Trust #5 – Daniel
A.N.P. Trust #5 – Jean
A.N.P. Trust #6
A.N.P. Trust #7A – Tom
A.N.P. Trust #7B – John
A.N.P. Trust #7C – Gigi
A.N.P. Trust #7D – Dan

A.N.P. Trust #8
A.N.P. Trust #9
A.N.P. Trust #10
A.N.P. Trust #11
A.N.P. Trust #12
A.N.P. Trust #13A – Tom
A.N.P. Trust #13B – John
A.N.P. Trust #13C – Gigi
A.N.P. Trust #13D – Dan
A.N.P. Trust #14
A.N.P. Trust #15
A.N.P. Trust #16
A.N.P. Trust #17
A.N.P. Trust #18 – John
A.N.P. Trust #18 – Thomas
A.N.P. Trust #19
A.N.P. Trust #20
A.N.P. Trust #21
A.N.P. Trust #22 – James
A.N.P. Trust #22 – Linda
A.N.P. Trust #23 – Karen
A.N.P. Trust #23 – Linda
A.N.P. Trust #24 – James
A.N.P. Trust #24 – Karen
A.N.P. Trust #25
A.N.P. Trust #26
A.N.P. Trust #27
A.N.P. Trust #28 – James
A.N.P. Trust #28 – Linda
A.N.P. Trust #29 – Karen
A.N.P. Trust #29 – Linda
A.N.P. Trust #30 – James
A.N.P. Trust #30 – Karen
A.N.P. Trust #31
A.N.P. Trust #32
A.N.P. Trust #33
A.N.P. Trust #34 – Anthony
A.N.P. Trust #34 – Penny
A.N.P. Trust #35 – Anthony
A.N.P. Trust #35 – Jay Robert
A.N.P. Trust #36 – Jay Robert
A.N.P. Trust #36 – Penny
A.N.P. Trust #37
A.N.P. Trust #38
A.N.P. Trust #39
A.N.P. Trust #40 – Anthony

A.N.P. Trust #40 – Penny
A.N.P. Trust #41 – Anthony
A.N.P. Trust #41 – Jay Robert
A.N.P. Trust #42 – Jay Robert
A.N.P. Trust #42 – Penny
P.P.C. Trust #2 – Tom
P.P.C. Trust #2 – Gigi
P.P.C. Trust #3 – Linda
P.P.C. Trust #3 – Jay Robert
P.P.C. Trust #4 – Jim
P.P.C. Trust #4 – Anthony

P.P.C. Trust #4 – Jay Robert
P.P.C. Trust #5 – Karen
P.P.C. Trust #5 – Anthony
P.P.C. Trust #6 – Daniel
P.P.C. Trust #6 – Penny
P.P.C. Trust #6 – Gigi
P.P.C. Trust #6 – Anthony
P.P.C. Trust #7 – John
P.P.C. Trust #7 – Penny